UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 1-15345
                                                       CUSIP NUMBER: 36317Q-10-4

(Check One):      [X] Form 10-K    [ ] Form 20-F   [ ] Form 11-K

[ ] Form 10-Q     [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended:    March 31, 2005
                  --------------------------

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                          --------------------------------------

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      Nothing in this form shall be construed to imply that the  Commission  has verified any information contained herein.
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      If the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

      GALAXY NUTRITIONAL FOODS, INC.
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Full Name of Registrant

Former Name if Applicable
      2441 VISCOUNT ROW
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Address of Principal Executive Office (Street and Number)
      ORLANDO, FLORIDA 32809
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The Registrant is in the process of finalizing certain loan modifications and covenant waivers with its lenders and obtaining from such lenders executed documents reflecting such modifications and waivers. The parties to the documents were unable to execute them prior to the date the Form 10-K for the fiscal year ended March 31, 2005 was required to be filed. Execution and delivery of the documents will result in materially different disclosure in the Financial Statements and Management Discussion and Analysis section of the Registrant's Form 10-K for the fiscal year ended March 31, 2005 than what would otherwise be included if the documents are not executed and delivered by the parties thereto. The Registrant anticipates that the documents will be executed and delivered and the Form 10-K will be completed and filed on or before the fifteenth (15th) calendar day following the prescribed due date of the Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Salvatore J. Furnari               (407)                   855-5500
      -------------------------        ---------         -----------------------
        (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).           [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                    [ ] Yes   [X] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.


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                         GALAXY NUTRITIONAL FOODS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 2005                           By:      /s/ Salvatore J. Furnari
      -----------------------                      -----------------------------
                                               Salvatore J. Furnari
                                               Chief Financial Officer

                                    ATTENTION
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        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).
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